Exhibit 21.1

Subsidiaries of Enable Midstream Partners, LP

Subsidiary	State of Incorporation
Enable Gas Gathering, LLC	Oklahoma
Enable Gas Transmission, LLC	Delaware
Enable Gathering & Processing, LLC	Oklahoma
Enable Oklahoma Intrastate Transmission, LLC	Delaware
Enable Products, LLC	Oklahoma